Prospectus Supplement To Prospectus Dated July 24, 2015	Filed Pursuant to Rule 424(b)(3) Registration No. 333-205871

Vertex Energy, Inc.

16,923,081 Shares of Common Stock
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This prospectus relates to the resale by the selling stockholders named herein of (a) 2,568,499 outstanding shares of common stock, par value $0.001 per share, which we refer to as common stock, of Vertex Energy, Inc., which we refer to as us, we or Vertex Energy; (b) 8,064,534 shares of common stock issuable upon exercise of 8,064,534 currently outstanding shares of our Series B Preferred Stock (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)); and 2,568,499 shares of common stock (i) issuable in lieu of dividends payable in cash on such Series B Preferred Stock; or (ii) issuable upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of dividends payable in cash on such currently outstanding Series B Preferred Stock, held by certain of the selling stockholders named herein; and (c) 4,032,267 shares of common stock that are issuable in connection with the exercise of outstanding warrants to purchase 4,032,267 shares of common stock at an exercise price of $2.92 per share and held by certain of the selling stockholders named herein.

The shares of common stock described in this prospectus may be offered for sale from time to time by the selling stockholders named herein. The selling stockholders may offer and sell the shares in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 29, including transactions on any stock exchange, market or facility on which our common stock may be traded, in privately negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. We have no basis for estimating either the number of shares of our common stock that will ultimately be sold by the selling stockholders or the prices at which such shares will be sold.

We are not selling any securities covered by this prospectus and will not receive any of the proceeds from the sale of such shares by the selling stockholders. However, to the extent that the warrants are exercised for cash, we will receive the payment of the exercise price in connection with such exercise (see also “Use of Proceeds” on page 21 below). We are registering shares of common stock on behalf of the selling stockholders. We are bearing all of the expenses in connection with the registration of the shares of common stock, but all selling and other expenses incurred by the selling stockholders, including commissions and discounts, if any, attributable to the sale or disposition of the shares will be borne by them.

The selling stockholders and intermediaries through whom such securities are sold may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended, with respect to the securities offered hereby, and any profits realized or commissions received may be deemed underwriting compensation.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

Our common stock is listed on the NASDAQ Capital Market under the symbol “VTNR”. The closing price for our common stock on July 23, 2015 was $1.99 per share.

Investing in our securities involves risks. You should carefully consider the risk factors beginning on page 12 of this prospectus and set forth in the documents incorporated by reference herein before making any decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 6, 2015.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC” or the “Commission”). This prospectus relates to the resale by the selling stockholders listed in this prospectus of up to 16,923,081 shares of our common stock. We will not receive any proceeds from the resale of any of the shares by the selling stockholders. We will receive proceeds from the exercise of any warrants.  We have agreed to pay for the expenses related to the registration of the shares being offered by the selling stockholders.

You should read this prospectus, including all documents incorporated herein by reference, together with additional information described under “Where You Can Find More Information” and “Incorporation of Documents by Reference” before making an investment decision.

This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or our securities offered hereby, you should refer to that registration statement, which you can obtain from the SEC as described below under “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates and is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should assume that the information appearing in this prospectus, as well as information we have previously filed with the SEC and incorporated herein by reference, is accurate as of the date of those documents only. Our business, financial condition, results of operations and prospects may have changed since those dates.

We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, or a prospectus supplement. We do not imply or represent by delivering this prospectus that Vertex Energy, Inc., or its business, financial condition or results of operations, are unchanged after the date on the front of this prospectus or that the information in this prospectus is correct at any time after such date, provided that we will amend or supplement this prospectus to disclose any material events which occur after the date of such prospectus to the extent required by applicable law.

Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the United States.

In this prospectus, we may rely on and refer to information regarding the refining, re-refining, used oil, and oil and gas industries in general from market research reports, analyst reports and other publicly available information. Although we believe that this information is reliable, we cannot guarantee the accuracy and completeness of this information, and we have not independently verified any of it. Some data is also based on our good faith estimates. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” beginning on page 12 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Please see the “Glossary of Selected Terms” incorporated by reference as Exhibit 99.1 to the registration statement of which this prospectus forms a part, for a list of abbreviations and definitions used throughout this prospectus.

Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” the “Company,” “Vertex” and “Vertex Energy” refer to Vertex Energy, Inc. and its subsidiaries. All dollar amounts in this prospectus are in U.S. dollars unless otherwise stated. You should read the entire prospectus before making an investment decision to purchase our securities.

PROSPECTUS SUMMARY

The following summary highlights material information found in more detail elsewhere in, or incorporated by reference in, the prospectus. It does not contain all of the information you should consider. As such, before you decide to buy our securities, in addition to the following summary, we urge you to carefully read the entire prospectus and documents incorporated by reference herein, especially the risks of investing in our securities as discussed under “Risk Factors” herein and therein. The following summary is qualified in its entirety by the detailed information appearing elsewhere in this prospectus.

General

We are an environmental services company that recycles industrial waste streams and off-specification commercial chemical products. Our primary focus is recycling used motor oil and other petroleum by-products. We are engaged in operations across the entire petroleum recycling value chain including collection, aggregation, transportation, storage, re-refinement, and sales of aggregated feedstock and re-refined products to end users. We operate in the following three divisions: Black Oil, Refining and Marketing, and Recovery. Our Black Oil division collects and purchases used motor oil directly from third-party generators, aggregates used motor oil from an established network of local and regional collectors, and sells used motor oil to our customers for use as a feedstock or replacement fuel for industrial burners. Our Refining and Marketing division aggregates and manages the re-refinement of used motor oil and other petroleum by-products and sells the re-refined products to end customers. Our Recovery division is a generator solutions company for the proper recovery and management of hydrocarbon streams. We operate three refining facilities, one located in Marrero, Louisiana which processes used motor oil into vacuum gas oil (VGO), one located in Columbus, Ohio which produces a base oil product that is sold to lubricant packagers and distributors, and a third refining facility located in Baytown, Texas, that uses our proprietary Thermal Chemical Extraction Process (“TCEP”) (described below) technology and we also utilize third-party processing facilities.

During fiscal 2013 and 2014 we acquired 100% of E-Source Holdings, LLC (“E-Source”), a company that leases and operates a facility located in Houston, Texas, and provides dismantling, demolition, decommission and marine salvage services at industrial facilities throughout the Gulf Coast. E-Source also owns and operates a fleet of trucks and other vehicles used for shipping and handling equipment and scrap materials.

We recently acquired certain assets and operations from Omega Holdings, LLC (“Omega”). Included in the acquisition was Omega’s Marrero, Louisiana re-refinery and Myrtle Grove complex in Belle Chasse, Louisiana and ownership of Golden State Lubricants Works, LLC (“Golden State”). The Marrero, Louisiana facility re-refines used motor oil and also produces vacuum gas oil. Golden State operates a strategic blending and storage facility located in Bakersfield, California.

We also recently acquired certain assets and operations from Warren Ohio Holdings Co., LLC. f/k/a Heartland Group Holdings, LLC (“Heartland”) (as described in greater detail below under “Heartland Acquisition”). Included in the acquisition were substantially all of the assets and operations of Heartland related to and used in an oil re-refinery and, in connection with the collecting, aggregating and purchasing of used lubricating oils and the re-refining of such oils into processed oils and other products for the distribution, supply and sale to end-customers, including raw materials, finished products and work-in process, equipment and other fixed assets, customer lists and marketing information, the name ‘Heartland’ and other related trade names, Heartland’s real property relating to its used oil refining facility located in Columbus, Ohio, used oil storage and transfer facilities located in Columbus, Zanesville and Norwalk, Ohio (provided that the acquisition of the Norwalk, Ohio location is subject to certain terms and conditions and has not closed yet), and leases related to storage and transfer facilities located in Zanesville, Ohio, Mount Sterling, Kentucky, and Ravenswood, West Virginia. As part of the acquisition we also assumed certain liabilities of Heartland associated with certain assumed and acquired agreements.

Black Oil Division

Our Black Oil division is engaged in operations across the entire used motor oil recycling value chain including collection, aggregation, transportation, storage, refinement, and sales of aggregated feedstock and re-refined products to end users. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. We collect and purchase used oil directly from generators such as oil change service stations, automotive repair shops, manufacturing facilities, petroleum refineries, and petrochemical manufacturing operations. We own a fleet of 18 collection vehicles, which routinely visit generators to collect and purchase used motor oil. We also aggregate used oil from a diverse network of approximately 50 suppliers who operate similar collection businesses to ours.

We manage the logistics of transport, storage and delivery of used oil to our customers. We own a fleet of 15 transportation trucks and more than 95 aboveground storage tanks with over 5.5 million gallons of storage capacity. These assets are used by both the Black Oil division and the Refining and Marketing division. In addition, we also utilize third parties for the transportation and storage of used oil feedstocks. Typically, we sell used oil to our customers in bulk to ensure efficient delivery by truck, rail, or barge. In many cases, we have contractual purchase and sale agreements with our suppliers and customers, respectively. We believe these contracts are beneficial to all parties involved because it ensures that a minimum volume is purchased from collectors and generators, a minimum volume is sold to our customers, and we are able to minimize our inventory risk by a spread between the costs to acquire used oil and the revenues received from the sale and delivery of used oil. We also use our proprietary TCEP technology to re-refine used oil into marine fuel cutterstock and a higher-value feedstock for further processing. In addition, at our Marrero facility we produce a Vacuum Gas Oil (VGO) product that is sold to refineries as well as to the marine fuels market. At our Columbus, Ohio facility (Heartland Petroleum) we produce a base oil product that is sold to lubricant packagers and distributors.

Refining and Marketing Division

Our Refining and Marketing division is engaged in the aggregation of feedstock, re-refining it into higher value end products, and selling these products to our customers, as well as related transportation and storage activities. We aggregate a diverse mix of feedstocks including used motor oil, petroleum distillates, transmix and other off-specification chemical products. These feedstock streams are purchased from pipeline operators, refineries, chemical processing facilities and third-party providers, and are also transferred from our Black Oil division. We have a toll-based processing agreement in place with KMTEX, Ltd. (“KMTEX”) to re-refine feedstock streams, under our direction, into various end products that we specify. KMTEX uses industry standard processing technologies to re-refine our feedstocks into pygas, gasoline blendstock and marine fuel cutterstock. We sell all of our re-refined products directly to end-customers or to processing facilities for further refinement.

Recovery Division

The Recovery division is a generator solutions company for the proper recovery and management of hydrocarbon streams. The Recovery division also provides industrial dismantling, demolition, decommissioning, investment recovery and marine salvage services in industrial facilities. The Company (through this division) owns and operates a fleet of eight trucks and heavy equipment used for processing, shipping and handling of reusable process equipment and other scrap commodities.

We currently provide our services in 15 states, primarily in the Gulf Coast and Central Midwest regions of the United States. For the rolling twelve month period ending March 31, 2015, we aggregated approximately 126 million gallons of used motor oil and other petroleum by-product feedstocks and managed the re-refining of approximately 88.5 million gallons of used motor oil with our proprietary TCEP process, VGO and base oil processes.

Biomass Renewable Energy

We are also continuing to work on joint development commercial projects which focus on the separation of municipal solid waste into feedstocks for energy production. We are very selective in choosing opportunities that we believe will result in value for our shareholders; however, the ongoing venture may not successfully bring any projects to a point of financing or successful construction and operation.

Thermal Chemical Extraction Process

We own the intellectual property for our patented TCEP. TCEP is a technology which utilizes thermal and chemical dynamics to extract impurities from used oil which increases the value of the feedstock.  We intend to continue to develop our TCEP technology and design with the goal of producing additional re-refined products, including lubricating base oil.

TCEP differs from conventional re-refining technologies, such as vacuum distillation and hydrotreatment, by relying more heavily on chemical processes to remove impurities rather than temperature and pressure. Therefore, the capital requirements to build a TCEP plant are typically much less than a traditional re-refinery because large feed heaters, vacuum distillation columns, and a hydrotreating unit are not required. The end product currently produced by TCEP is used as fuel oil cutterstock. Conventional re-refineries produce lubricating base oils or product grades slightly lower than base oil that can be used as industrial fuels or transportation fuel blendstocks.

We currently estimate the cost to construct a new, fully-functional, commercial facility using our TCEP technology, with annual processing capacity of between 25 and 50 million gallons at another location would be approximately $10 to $15 million, which could fluctuate based on throughput capacity. The facility infrastructure would require additional capitalized expenditures which would depend on the location and site specifics of the facility.

Strategy and Plan of Operations

The principal elements of our strategy include:

Pursue Strategic Acquisitions and Partnerships

 We plan to grow market share by consolidating feedstock supply through partnering with or acquiring collection and aggregation assets. Our executive team has a proven ability to evaluate resource potential and identify acquisition targets, funding permitting. The acquisitions and/or partnerships could increase our revenue and provide better control over the quality and quantity of feedstock available for resale and/or upgrading as well as providing additional locations for the implementation of TCEP. We also intend to diversify our revenue by acquiring complementary recycling service businesses, refining assets and technologies, and other vertically integrated businesses or assets. We believe we can realize synergies on acquisitions by leveraging our customer and vendor relationships, infrastructure, and personnel, and by eliminating duplicative overhead costs.

Expand Feedstock Supply Volume

We intend to expand our feedstock supply volume by growing our collection and aggregation operations. We plan to increase the volume of feedstock we collect directly by developing new relationships with generators and working to displace incumbent collectors; increasing the number of collection personnel, vehicles, equipment, and geographical areas we serve; and acquiring collectors in new or existing territories. We intend to increase the volume of feedstock we aggregate from third-party collectors by expanding our existing relationships and developing new vendor relationships. We believe that our ability to acquire large feedstock volumes will help to cultivate new vendor relationships because collectors often prefer to work with a single, reliable customer rather than manage multiple relationships and the uncertainty of excess inventory.

Broaden Existing Customer Relationships and Secure New Large Accounts

We intend to broaden our existing customer relationships by increasing sales of used motor oil and re-refined products to these accounts. In some cases, we may also seek to serve as our customers’ primary or exclusive supplier. We also believe that as we increase our supply of feedstock and re-refined products we will have the opportunity to secure larger customer accounts that require a partner who can consistently deliver high volumes.

Re-Refine Higher Value End Products

We intend to develop, lease, or acquire technologies to re-refine our feedstock supply into higher value end products, including assets or technologies which complement TCEP. Currently, we are using TCEP to re-refine used oil feedstock into cutter stock for use in the marine fuel market. We believe that continued improvements to our TCEP technology and investments in additional technologies will enable us to upgrade feedstock into higher value end products, such as fuels and lubricating base oil, which command higher market prices than the current re-refined products we produce. In addition to TCEP, at our Marrero, Louisiana facility we are producing a vacuum gas oil (VGO) through our re-refinery.

Expand TCEP Re-Refining Capacity

We intend to expand our TCEP capacity by building additional TCEP facilities to re-refine feedstock. We believe the TCEP technology has a distinct competitive advantage over conventional re-refining technology because it produces a high-quality fuel oil product, and the capital expenditures required to build a TCEP plant are significantly lower than a comparable conventional re-refining facility. By continuing the transition from our historical role as a value-added logistics provider to operating as a re-refiner, we believe we will be able to leverage our feedstock supply network and aggregation capabilities to upgrade a larger percentage of our feedstock inventory into higher value end products, which we believe should lead to increased revenue and gross margins. We intend to build TCEP facilities near the geographic location of substantial feedstock sources that we have relationships with through our existing operations or from an acquisition. By establishing TCEP facilities near proven feedstock sources, we will seek to lower our transportation costs and lower the risk of operating plants at low capacity.

Products and Services

We generate substantially all of our revenue from the sale of four product categories. All of these products are commodities that are subject to various degrees of product quality and performance specifications.

Used Motor Oil

Used motor oil is a petroleum-based or synthetic lubricant that contains impurities such as dirt, sand, water, and chemicals.

Fuel Oil

Fuel Oil is a distillate fuel which is typically blended with lower quality fuel oils. The distillation of used oil and other petroleum by-products creates a fuel with low viscosity, as well as low sulfur, ash, and heavy metal content, making it an ideal blending agent.

Pygas

Pygas, or pyrolysis gasoline, is a product that can be blended with gasoline as an octane booster or that can be distilled and separated into its components, including benzene and other hydrocarbons.

Gasoline Blendstock

Naphthas and various distillate products are used for blending or compounding into finished motor gasoline. These components can include reformulated gasoline blendstock for oxygenate blending (RBOB) but exclude oxygenates (alcohols and ethers), butane, and pentanes plus.

Heartland Acquisition

On December 5, 2014 (the “Closing”), we closed the transactions contemplated by the October 21, 2014 Asset Purchase Agreement by and among the Company; Vertex Refining OH, LLC (“Vertex OH”), a wholly-owned subsidiary of Vertex Operating, LLC, our wholly-owned subsidiary (“Vertex Operating”); Vertex Operating and Warren Ohio Holdings Co., LLC. f/k/a Heartland Group Holdings, LLC (“Heartland”), as amended by the First Amendment to Purchase Agreement dated November 26, 2014, the Second Amendment to Purchase Agreement dated December 5, 2014, and the Third Amendment to Purchase Agreement dated March 4, 2015 (the Asset Purchase Agreement as amended by the First Amendment, Second Amendment, and Third Amendment, the “Heartland Purchase Agreement”).

In connection with the Closing, we acquired substantially all of the assets of Heartland related to and used in an oil re-refinery and, in connection with the collecting, aggregating and purchasing of used lubricating oils and the re-refining of such oils into processed oils and other products for the distribution, supply and sale to end-customers, including raw materials, finished products and work-in-process, equipment and other fixed assets, customer lists and marketing information, the name ‘Heartland’ and other related trade names, Heartland’s real property relating to its used oil refining facility located in Columbus, Ohio, used oil storage and transfer facilities located in Columbus, Zanesville and Norwalk, Ohio (provided that the acquisition of the Norwalk, Ohio location is subject to the terms and conditions of the Second Amendment and has not been completed yet), and leases related to storage and transfer facilities located in Zanesville, Ohio, Mount Sterling, Kentucky, and Ravenswood, West Virginia (collectively, the “Heartland Assets”) and assumed certain liabilities of Heartland associated with certain assumed and acquired agreements. The main assets excluded from the purchased assets pursuant to the Heartland Purchase Agreement were Heartland’s cash and cash equivalents, receivables, certain prepaid expenses, refunds and related claims, rights to certain tax refunds, certain assets used in the operations of Heartland which are used more than incidentally by Heartland’s majority equity owner (Warren Distribution, Inc. (“Warren”)) in connection with the operation of its other businesses and certain real property.

The purchase price paid in consideration for the Heartland Assets, related inventory and the reimbursement of certain operating losses agreed to be reimbursed, was the assumption of the assumed liabilities and an aggregate of 2,257,781 shares of restricted common stock (the “Heartland Shares”, which shares are being registered in the registration statement of which this prospectus forms a part), representing a total of 1,189,637 shares valued at $5,894,000 as agreed pursuant to the terms of the original Heartland Purchase Agreement, 303,957 shares which were due in consideration for the purchase of various inventory of Heartland acquired by the Company at the closing in connection with the Inventory Purchase (described below, which number includes the 56,180 shares issued in April 2015), valued at $792,270, and a total of 763,873 shares due in consideration for the Reimbursement of Operating Losses (described below). A total of 150,000 shares of restricted common stock issued at the Closing are being held in escrow and will be used to satisfy indemnification claims (the “Escrow Shares”). Pursuant to the Heartland Purchase Agreement, the parties agreed to a true up of the inventory acquired at Closing sixty days after the Closing (February 3, 2015). Pursuant to the true up, any additional amount owed by the Company to Heartland for inventory at Closing (less amounts already paid for at Closing) was to be paid in shares of the Company’s restricted common stock, based on the volume weighted average prices of the Company’s common stock on the NASDAQ Capital Market (“VWAP”) on the ten (10) trading days immediately prior to Closing, which totaled $3.56. An aggregate of an additional $200,000 was owed to Heartland in connection with the inventory true-up and as such, we issued Heartland an additional 56,180 shares of restricted common stock ($200,000 divided by $3.56) in connection with such obligation in April 2015.

Pursuant to a Consulting Agreement previously entered into with Heartland in July 2014, Vertex Operating agreed to provide consulting services to Heartland while the parties negotiated the definitive terms of the Heartland Purchase Agreement (the “Consulting Agreement”), and to reimburse Heartland for its operating losses (on a cash basis net of interest, depreciation, corporate overhead expenses and insurance proceeds received), which totaled $2,716,561 as of closing (the “Reimbursement for Operating Losses”).

Heartland also has the right pursuant to the terms of the Heartland Purchase Agreement to earn additional earn-out consideration of up to a maximum of $8,276,792, based on total EBITDA related to the Heartland Business during the twelve month period beginning on January 1, 2016 (the “Earnout Period”), as follows (as applicable, the “Contingent Payment”):

EBITDA generated during Earnout Period	Contingent Payment Due
Less than $1,650,000	$0
At least $1,650,000	$4,138,396
More than $1,650,000 and less than $3,300,000	Pro-rated between $4,138,396 and $8,276,792
$3,300,000	$8,276,792

Any Contingent Payment due is payable 50% in cash and 50% in shares of the Company’s common stock based on VWAP commencing on the trading day immediately following the last day of the Earnout Period and ending on such tenth trading day thereafter. Additionally, the amount of any Contingent Payment is reduced by two-thirds of the cumulative total of required capital expenditures incurred at Heartland’s refining facility in Columbus, Ohio, which are paid or funded by Vertex OH after the closing, not to exceed $866,667, which capital expenditures are estimated to total $1.3 million in aggregate.

Notwithstanding the above, the maximum number of shares of common stock to be issued pursuant to the Heartland Purchase Agreement (including shares sold in connection with certain Subscription Agreements entered into with trusts beneficially owned by our Chief Executive Officer on or around the same date) cannot (i) exceed 19.9% of the outstanding shares of common stock outstanding on October 21, 2014, (ii) exceed 19.9% of the combined voting power of the Company on October 21, 2014, or (iii) otherwise exceed such number of shares of common stock that would violate applicable listing rules of the NASDAQ Stock Market in the event the Company’s stockholders do not approve the issuance of such shares (the “Share Cap”). In the event the number of shares to be issued under the Heartland Purchase Agreement exceeds the Share Cap, then Vertex OH is required to instead pay any such additional consideration in cash or obtain the approval of the Company’s stockholders under applicable rules and requirements of the NASDAQ Capital Market for the additional issuance of shares.

Additionally, we were required to file a registration statement within 135 days of the closing (i.e., by April 18, 2015) registering all of the shares of the Company’s common stock issued to Heartland as of such filing date, which registration statement this prospectus forms a part of, and use commercially reasonable efforts to obtain effectiveness of the registration statement within 30 days of the filing date if the SEC does not review the registration statement or within 105 days of the filing date if the SEC does review the registration statement filing. Pursuant to the Purchase Agreement, Heartland agreed to not sell more than 50,000 shares of the Company’s common stock issued to it each week, if otherwise permitted pursuant to applicable law and regulation.

The assets and operations acquired from Heartland fall under our Black Oil division as described above.

Unit Offering

On June 24, 2015, we closed the transactions contemplated by the June 19, 2015 Unit Purchase Agreement (the “Purchase Agreement”) entered into with certain institutional investors (the “Investors”), pursuant to which we agreed to sell to the Investors an aggregate of 8,064,534 units (the “Units”), each consisting of (i) one share of Amended and Restated Series B Convertible Preferred Stock of the Company, $0.001 par value per share (the “Series B Preferred Stock”) and (ii) one warrant to purchase one-half of a share of common stock of the Company, $0.001 par value per share (each a “Warrant” and collectively, the “Warrants”). The Units were sold at a price of $3.10 per Unit (the “Unit Price”) (a 6.1% premium to the closing bid price of the Company’s common stock on the NASDAQ Capital Market on the date the Purchase Agreement was entered into which was $2.91 per share (the “Closing Bid Price”)). The Warrants have an exercise price of $2.92 per share ($0.01 above the Closing Bid Price). Total gross proceeds from the offering of the Units (the “Offering”) was $25.0 million.

Craig-Hallum Capital Group LLC (the “Placement Agent”) acted as exclusive placement agent in connection with the Offering. The Placement Agent received a commission equal to 6.5% of the gross proceeds (less $4.0 million raised from certain investors in the Offering for which they received no fee) from the Offering, for an aggregate commission of $1.365 million.

As described in greater detail below, the holders of the Series B Preferred Stock have the right to convert such preferred stock shares into common stock of the Company on a one-for-one basis (subject to adjustments for stock splits and recapitalizations), subject to certain restrictions described below.

We used the net proceeds from the Offering to repay amounts owed under the terms of that certain Credit and Guaranty Agreement entered into between the Company, Vertex Energy Operating, LLC, substantially all of our subsidiaries, Goldman Sachs Specialty Lending Holdings, Inc. (the “Lender”) and Goldman Sachs Bank USA, as administrative agent for the Lender (“Agent”), dated as of and originally entered into on May 2, 2014, as amended, restated, modified, supplemented, refinanced, renewed, extended, and revised from time to time (the “Credit Agreement”), in the amount of $15.1 million and plan to use the remaining proceeds for general corporate and working capital purposes.

The Series B Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B Preferred Stock ($3.10 per share or $25.0 million in aggregate).

The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, provided that any cash dividend payment is subject to us previously having repaid all amounts owed to our senior lender. In the event dividends are paid in registered common stock of the Company, the number of shares payable is calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable Dividend Stock Payment Price is above $2.91. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in Series B Preferred Stock shares at $3.10 per share.

The Series B Preferred Stock includes a liquidation preference (in the amount of $3.10 per share) which is junior to the Company’s previously outstanding shares of preferred stock, senior credit facilities and other debt holders as provided in further detail in the Designation.

The Series B Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at $3.10 per share (initially a one-for-one basis (subject to adjustments for stock splits and recapitalizations)). If the Company’s common stock trades at or above $6.20 per share for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of a resale registration statement which we are required to file to register the resale of the shares of common stock underlying the Series B Preferred Stock and Warrants pursuant to the Purchase Agreement, as described below, which the prospectus forms a part of, or (b) December 24, 2015, the Company may at such time force conversion of the Series B Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The Series B Preferred Stock votes together with the common stock on an as-converted basis, provided that each holder’s voting rights are subject to and limited by the Beneficial Ownership Limitation described below.

The Company has the option to redeem the outstanding shares of Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends on such Series B Preferred Stock redeemed, at any time beginning on June 24, 2017, and the Company is required to redeem the Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends, on June 24, 2020. Notwithstanding either of the foregoing, the Series B Preferred Stock may not be redeemed unless and until amounts outstanding under the Company’s senior credit facility have been paid in full.

The Warrants are exercisable beginning 185 days after the date of the closing of the Offering (December 26, 2015) and have a term of 5.5 years. The Warrants contain a cashless exercise provision in connection with any shares that are not then registered by the Company.

Both the Series B Preferred Stock and the Warrants contain a provision prohibiting the conversion of the Series B Preferred Stock and the exercise of the Warrants, into common stock of the Company, if upon such conversion or exercise, as applicable, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation does not apply to forced conversions undertaken by the Company pursuant to the terms of the Designation (summarized above). In addition to the Beneficial Ownership Limitation, certain of the Investors also entered into agreements with us to limit their ability to effect conversions of Series B Preferred Stock (and exercise of Warrants), to prohibit them contractually from converting (or exercising) such applicable security if upon such conversion (or exercise) they would beneficially own more than 4.999% of our outstanding common stock.

In addition, under the Purchase Agreement, the Company has agreed to register the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants under the Securities Act of 1933, as amended, for resale by the Investors, which securities are being registered in the registration statement of which this prospectus forms a part. The Company has committed to file a registration statement on Form S-1 by the 30th day following the closing of the Offering (July 24, 2015) and to cause the registration statement to become effective by the 90th day following the closing (September 22, 2015)(or, in the event of a “full review” by the Securities and Exchange Commission, the 120th day following the closing (October 22, 2015)). The Purchase Agreement provides for liquidated damages upon the occurrence of certain events, including, but not limited to, the failure by the Company to cause the registration statement to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by an Investor for the Units affected by the event that are still held by the Investor upon the occurrence of the event, due on the date immediately following the event that caused such failure (or the 30th day following such event if the event relates to the suspension of the registration statement as described in the Purchase Agreement), and each 30 days thereafter, with such payments to be prorated on a daily basis during each 30 day period, subject to a maximum of an aggregate of 6% per annum.

Under the Purchase Agreement, the Company has agreed to indemnify the Investors for liabilities arising out of or relating to (i) any untrue statement of a material fact contained in the registration statement, (ii) any inaccuracy in the representations and warranties of the Company contained in the Purchase Agreement or the failure of the Company to perform its obligations under the Purchase Agreement and (iii) any failure by the Company to fulfill any undertaking included in the registration statement of which this prospectus forms a part, subject to certain exceptions. The Investors, severally, and not jointly agreed to indemnify the Company against (i) any failure by such Investor to comply with the covenants and agreements contained in the Purchase Agreement and (ii) any untrue statement of a material fact contained in the registration statement of which this prospectus forms a part, to the extent such untrue statement was made in reliance upon and in conformity with written information furnished by or on behalf of that Investor specifically for use in preparation of the registration statement of which this prospectus forms a part, subject to certain exceptions.

            The Company agreed pursuant to the Purchase Agreement, that until 60 days following effectiveness of the registration statement filed to register the shares of common stock underlying the Series B Preferred Stock and Warrants, i.e., the registration statement of which this prospectus forms a part (the “Lock-Up Period”), to not offer or sell any common stock or securities convertible or exercisable into common stock, except pursuant to certain exceptions described in the Purchase Agreement, and each of the Company’s officers and directors agreed to not sell or offer for sale any shares of common stock until the end of the Lock-Up Period, subject to certain exceptions.

Additional Information

Additional information about us can be obtained from the documents incorporated by reference herein. See “Where You Can Find More Information.”

Our Contact Information

Our principal office is located at 1331 Gemini Street, Suite 250, Houston, Texas 77058. Our phone number is (866) 660-8156. Our website address is www.vertexenergy.com. Information on our website or any other website is not, and will not be a part of this prospectus and is not incorporated by reference into this prospectus.

THE OFFERING

Common Stock Offered by the Selling Stockholders	16,923,081 shares

Common Stock Outstanding Before this Offering	28,181,761

Common Stock Outstanding After this offering	36,246,295 shares1

Use of Proceeds
We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. However, in the event that the Warrants are exercised for cash, we may receive up to a total of approximately $11,774,220 in proceeds. We cannot however predict the timing or the amount of the exercise of these securities. In the event the Warrants are exercised for cash, we plan to use the proceeds from such exercises for working capital and general corporate purposes, as described in greater detail under “Use of Proceeds”, provided that we will retain broad discretion over the use of these proceeds, if any. See “Use of Proceeds” beginning on page 21.

Risk Factors
An investment in our Common Stock involves a high degree of risk. Before making an investment decision, investors should carefully consider the “Risk Factors” discussed on page 12, as well as the “Risk Factors” and “Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2014, as amended, which is incorporated by reference herein (see “Incorporation of Documents By Reference”, beginning on page 32).

NASDAQ Market Symbol	VTNR

Unless otherwise indicated, the number of shares of our common stock that will be outstanding immediately after this offering is based on 28,181,761 shares of common stock outstanding as of July 24, 2015, and excludes, except as set forth herein:

(i)	3,039,582 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.36 per share;

(ii)	4,252,135 shares of our common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.92 per share;

(iii)	862,875 shares of common stock reserved for issuance under our 2008, 2009, 2013 and 2014 Stock Incentive Plans;

(iv)	612,943 shares of common stock issuable upon the conversion of our 612,943 outstanding shares of Series A Convertible Preferred Stock; and

(v)	8,064,534 shares of common stock issuable upon conversion of our 8,064,534 outstanding shares of Series B Preferred Stock.

1 Includes 8,064,534 shares of common stock issuable upon conversion of 8,064,524 outstanding shares of Series B Preferred Stock (and assumes complete conversion thereof); 4,032,267 shares of common stock issuable upon exercise of outstanding warrants to purchase 4,032,267 shares of common stock (and assumes complete exercise thereof); and 2,257,781 shares of common stock issuable either (i) in lieu of cash dividends accrued from time to time on the Series B Preferred Stock; or (ii) upon conversion of additional shares of Series B Preferred Stock issued in-kind in lieu of cash dividends accrued from time to time on the Series B Preferred Stock (and assumes complete issuance/conversion thereof), all of which shares of common stock are being registered in the registration statement of which this prospectus forms a part.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents or information incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements. Factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, among others:

•	the level of competition in our industry and our ability to compete;

•	our ability to respond to changes in our industry;

•	the loss of key personnel or failure to attract, integrate and retain additional personnel;

•	our ability to protect our intellectual property and not infringe on others’ intellectual property;

•	our ability to scale our business;

•	our ability to maintain supplier relationships and obtain adequate supplies of feedstocks;

•	our ability to obtain and retain customers;

•	our ability to produce our products at competitive rates;

•	material weaknesses in our internal controls over financial reporting;

•	our ability to execute our business strategy in a very competitive environment;

•	trends in, and the market for, the price of oil and gas and alternative energy sources;

•	our ability to maintain our relationship with KMTEX, Ltd.;

•	the impact of competitive services and products;

•	our ability to integrate acquisitions;

•	our ability to complete acquisitions;

•	changes in environmental and other laws and regulations and risks associated with such laws and regulations;

•	economic downturns both in the United States and globally;

•	risk of increased regulation of our operations and products;

•	negative publicity and public opposition to our operations;

•	disruptions in the infrastructure that we and our partners rely on;

•	an inability to identify attractive acquisition opportunities, successfully negotiate acquisition terms or effectively integrate acquired companies or businesses;

•	interruptions at our facilities;

•	unexpected changes in our anticipated capital expenditures resulting from unforeseen required maintenance, repairs, or upgrades;

•	our ability to effectively manage our growth;

•	prohibitions on borrowing and other covenants of our debt facilities; and

•	the lack of capital available on acceptable terms to finance our continued growth.

We identify forward-looking statements by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “hope,” “plan,” “believe,” “predict,” “envision,” “intend,” “will,” “continue,” “potential,” “should,” “confident,” “could” and similar words and expressions, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements. You should consider carefully the statements included in and incorporated by reference in this prospectus which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements.

The above statements are not the exclusive means of identifying forward-looking statements herein. Although forward-looking statements contained or incorporated by reference in this prospectus reflect our good faith judgment, such statements can only be based on facts and factors currently known to us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual outcomes may differ materially from the results and outcomes discussed in the forward-looking statements.

Forward-looking statements speak only as of the date of this prospectus or the date of any document incorporated by reference in this prospectus, as applicable. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this prospectus, or to reflect the occurrence of unanticipated events.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, and the documents we incorporate by reference. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by law.

RISK FACTORS

An investment in our securities involves a high degree of risk and many uncertainties including the risks and uncertainties described in the section entitled “Risk Factors”, in Part II, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2014, as amended by Amendment No. 1 thereto (the “Form 10-K”), which is incorporated by reference into this prospectus. You should carefully consider the risk factors in our Form 10-K and this prospectus before purchasing our securities. If one or more of the possibilities described as risks actually occurs, our operating results and financial condition would likely suffer and the trading price of our securities could fall, causing you to lose some or all of your investment in the securities we are offering.

GENERAL RISKS RELATING TO OUR BUSINESS AND INDUSTRY

We will need to raise additional capital to meet the requirements of the terms and conditions of our credit agreement with Goldman Sachs, as amended, and to fund future acquisitions and our ability to obtain the necessary funding is uncertain.

We will need to raise additional funding to meet the requirements of the terms and conditions of our credit agreement entered into with Goldman Sachs Specialty Lending Holdings, Inc. (“Lender”) and Goldman Sachs Bank USA, as Administrative Agent and Collateral Agent for Lender (“Agent”). Additionally, we may need to raise additional funds through public or private debt or equity financing or through other various means to fund our obligations, or acquire assets and business in the future. In such a case, adequate funds may not be available when needed or may not be available on favorable terms. If we need to raise additional funds in the future, by issuing equity securities, dilution to existing stockholders will result, and such securities may have rights, preferences and privileges senior to those of our common stock. If funding is insufficient at any time in the future and we are unable to generate sufficient revenue from new business arrangements, to complete planned acquisitions or operations, our results of operations and the value of our securities could be adversely affected. Future funding may not be available on favorable terms, if at all.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate cash flows from operations, to make scheduled payments on or refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend on our future financial performance and our ability to generate cash in the future. Our future financial performance will be affected by a range of economic, financial, competitive, business and other factors that we cannot control, such as general economic, legislative, regulatory and financial conditions in our industry, the economy generally, the price of oil and other risks described in our reports filed with the SEC. A significant reduction in operating cash flows resulting from changes in economic, legislative or regulatory conditions, increased competition or other events beyond our control could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness or to fund our other liquidity needs, we may be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness, seeking additional capital, or any combination of the foregoing. If we raise additional debt, it would increase our interest expense, leverage and our operating and financial costs. We cannot assure you that any of these alternative strategies could be affected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on our indebtedness or to fund our other liquidity needs. Reducing or delaying capital expenditures or selling assets could delay future cash flows. In addition, the terms of existing or future debt agreements may restrict us from adopting any of these alternatives. We cannot assure you that our business will generate sufficient cash flows from operations or that future borrowings will be available in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

If for any reason we are unable to meet our debt service and repayment obligations, we would be in default under the terms of the agreements governing our indebtedness, which would allow our creditors at that time to declare all outstanding indebtedness to be due and payable. This would likely in turn trigger cross-acceleration or cross-default rights between our applicable debt agreements. Under these circumstances, our lenders could compel us to apply all of our available cash to repay our borrowings. In addition, the lenders under our credit facilities or other secured indebtedness could seek to foreclose on our assets that are their collateral. If the amounts outstanding under our indebtedness were to be accelerated, or were the subject of foreclosure actions, our assets may not be sufficient to repay in full the money owed to the lenders or to our other debt holders.

We are currently owed a significant amount of money from Omega Holdings Company, LLC and related entities, which amount is in default, and we may be unable to collect on the full amount of such note.

In connection with our May 2, 2014 acquisition of certain assets and operations from Omega Holdings Company LLC (“Omega”) and its subsidiaries, Louisiana LV OR LLC f/k/a Omega Refining, LLC (“Omega Refining”) provided our indirect wholly-owned subsidiary, Vertex Refining, NV, LLC (“Vertex Refining”) a Secured Promissory Note (the “Omega Secured Note”) in the aggregate amount of $13,858,067. The Omega Secured Note had an outstanding balance of $13,858,067 as of March 31, 2015. The Omega Secured Note represents (a) a loan to Omega in the amount of approximately $7.56 million (representing the agreed upon value of the amount by which the consideration paid at the initial closing of the Omega acquisition (which included consideration relating to the assets acquired at the initial closing and which were planned to be acquired at the final closing, which has since been terminated by the parties) exceeded the value of assets acquired at the initial closing) (the “Purchase Price Loan”); (b) a $750,000 loan related to the delivery of a certain amount of used motor oil inventory at the initial closing (the “First Inventory Loan”); (c) a $1,400,000 loan related to the delivery of a certain amount of used motor oil inventory which was planned to be acquired at the final closing, which the parties have agreed will now not occur (the “Second Inventory Loan” and along with the First Inventory Loan, the “Inventory Loans”); (d) advances totaling $4.15 million to satisfy accounts payable and other working capital related obligations of Omega after the initial closing (the “Draw Down Loans”); and (e) an additional loan of $1 million for capital expenditures (the “Capital Expenditure Loan”).

The Purchase Price Loan and the Draw Down Loans accrued interest at the short-term federal rate as published by the Internal Revenue Service from time to time (approximately 0.33% per annum as of the initial closing) prior to October 30, 2014, and thereafter at 9.5% per annum, payable monthly in arrears and had a maturity date of March 31, 2015. The First Inventory Loan and the Draw Down Loans accrued interest at the rate of 9.5% per annum beginning on May 31, 2014, and were due and payable on March 31, 2015. None of the amounts due under the Omega Secured Note was paid when due on March 31, 2015, and such amounts are currently in default. Upon an event of default under any of the loans, the loans accrue interest at 18% per annum until paid in full, and such note is currently accruing 18% per annum.

Based on our management’s assessment, the Company recognized an allowance for doubtful accounts of $4,346,452 related to amounts owed to the Company by Omega under the Omega Secured Note during the three months ended March 31, 2015.

The repayment of the Secured Note is guaranteed by Omega pursuant to a Guaranty Agreement and secured by a security interest granted pursuant to the terms of the Secured Note and a Leasehold Deed of Trust, Security Agreement, Assignment of Leases and Rents and Fixture Filing. Additionally, we have the right to set-off any amount due upon an event of default under the Omega Secured Note against certain of the shares pledged by Omega in connection with the initial closing and the earn-out consideration due to Omega (provided that we have determined that no earn-out consideration will be due to Omega), subject to the terms of an Asset Purchase Agreement entered into with Omega.

In the event Omega does not have sufficient cash on hand to repay the Omega Secured Note, we may be forced to attempt to enforce our security interests over Omega’s assets in an attempt to satisfy such note. Such actions could take significant time and resources, and we may ultimately not be able to receive the full value of the amounts owed to us pursuant to the terms of the Omega Secured Note. In the event we do not receive the full amounts owed pursuant to the Omega Secured Note, it could have a material adverse effect on our cash flows, debt covenants and negatively impact the amount of cash we have on hand and the amount of additional funding we are required to raise moving forward. Additionally, the value of our securities may decline in value upon such event.

We have substantial indebtedness which could adversely affect our financial flexibility and our competitive position. Our debt agreements have previously been declared in default, and our future failure to comply with financial covenants in our debt agreements could result in such debt agreements again being declared in default.

We have a significant amount of outstanding indebtedness. As of March 31, 2015, we owed approximately $22.6 million in accounts payable. Additionally, effective May 2, 2014, we, as well as certain of our other direct and indirect subsidiaries (other than E-Source) as guarantors, entered into the Credit and Guaranty Agreement with the Lender (the “Credit Agreement”). Pursuant to the Credit Agreement, we borrowed $40 million, which was evidenced by a Term Loan Note, which had a balance of $39,100,000 as of March 31, 2015, provided that in July 2015, we repaid $15.1 million of the amount owed leaving a current balance due of approximately $24 million. The amount owed under the Credit Agreement is due and payable on May 2, 2019 and we were previously in default of the provisions of the Credit Agreement, which were waived by our lender in connection with our entry into an amendment to the Credit Agreement. Effective March 27, 2015, we, Vertex Operating and all of our other subsidiaries other than E-Source and Golden State, entered into a Loan and Security Agreement with MidCap Business Credit LLC (“MidCap” and the “MidCap Loan Agreement”). Pursuant to the MidCap Loan Agreement, MidCap agreed to loan us up to the lesser of (i) $7 million; and (ii) 85% of the amount of accounts receivable due to us which meet certain requirements set forth in the MidCap Loan Agreement (“Qualified Accounts”), plus the lesser of (y) $3 million and (z) 50% of the cost or market value, whichever is lower, of our raw material and finished goods which have not yet been sold, subject to the terms and conditions of the MidCap Loan Agreement (“Eligible Inventory”), minus any amount which MidCap may require from time to time in order to over secure amounts owed to MidCap under the MidCap Loan Agreement, as long as no event of default has occurred or is continuing under the terms of the MidCap Loan Agreement. The requirement of MidCap to make loans under the MidCap Loan Agreement is subject to certain standard conditions and requirements. A total of approximately $400,000 is outstanding on the MidCap Loan Agreement as of the date of this prospectus.

Our substantial indebtedness could have important consequences and significant effects on our business. For example, it could:

•	increase our vulnerability to adverse changes in general economic, industry and competitive conditions;
•
require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	restrict us from taking advantage of business opportunities;
•	make it more difficult to satisfy our financial obligations;
•	place us at a competitive disadvantage compared to our competitors that have less debt obligations; and
•
limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes on satisfactory terms or at all.

We may need to raise additional funding in the future to repay or refinance the Credit Agreement and MidCap Loan Agreement and our accounts payable, and as such may need to seek additional debt or equity financing. Such additional financing may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our operations, which may cause the value of our securities to decline in value and/or become worthless. Furthermore, the fact that our credit agreements have previously been declared in default may negatively affect the perception of the Company and our ability to pay our debts as they become due in the future and could result in the price of our securities declining in value or being valued at lower levels than companies with similar histories of defaults.

The covenants in our credit and loan agreements restrict our ability to operate our business and might lead to a default under our credit agreements.

Our debt agreements limit, among other things, our ability to:

•	incur or guarantee additional indebtedness;
•	create liens;
•	make payments to junior creditors;
•	make investments;
•	sell material assets;
•	affect fundamental changes in our structure;
•	make certain acquisitions;
•	sell interests of our subsidiaries;
•	consolidate or merge with or into other companies or transfer all or substantially all of our assets; and
•	engage in transactions with affiliates.

The Credit Agreement also includes various covenants (positive and negative) binding the Company, including, requiring that the Company provide the Agent with certain reports, provide the Agent notice of material corporate events and forecasts, limiting the amount of indebtedness the Company may incur (for example, the Company’s total indebtedness could not exceed between $30,000,000-$32,000,000 at any time prior to our entry into the Second Amendment to the Credit Agreement on March 26, 2015 (the “Second Amendment”), and cannot exceed $7 million (including not more than $6 million under the MidCap Credit Agreement through December 31, 2015), subject to certain exemptions set forth in greater detail in the Credit Agreement), and requiring us to maintain certain financial ratios, relating to consolidated EBITDA (which for the purposes of the Credit Agreement, never take into account the results of operations of Vertex Refining OH, LLC (“Vertex OH”)) and debt leverage including maintaining a ratio of quarterly consolidated EBITDA (as calculated and adjusted in the Credit Agreement) to certain fixed charges (quarterly on a cumulative basis), for each applicable period of between 0.90:1.00 and 1.25:1.00 (depending on the applicable period); maintaining a ratio of consolidated debt to consolidated EBITDA (as calculated and adjusted in the Credit Agreement), for the applicable period (depending on the terms of the Credit Agreement such calculation is made for the prior 12 month period, the prior six month period or prior nine month period), for each quarter through maturity of between 4:00:1.00 and 2.5:1.00 (depending on the applicable period); maintaining consolidated EBITDA (as calculated and adjusted in the Credit Agreement), for each applicable period (as provided in the Credit Agreement), of between $4.25 million and $11.5 million between the original date of the Credit Agreement and December 31, 2014, and between $250,000 and $9.5 million thereafter through the maturity date of the Credit Agreement (depending on the applicable quarter); maintaining at all times liquid cash on hand and available borrowings under other applicable credit agreements of at least $3 million through the date of the Second Amendment and of at least $750,000 after the date of the Second Amendment prior to June 30, 2015, $1.5 million at any time after June 30, 2015 and prior to December 31, 2015, $2 million at any time after December 31, 2015 and prior to June 30, 2016, and $2.5 million at any time after June 30, 2016 and prior to December 31, 2016, and $3 million at any time after December 31, 2016; and requiring Vertex OH to maintain not less than $500,000 in cash at all times. The Credit Agreement also provides that the Company is not authorized to make any “earn-out” payment under the Heartland Purchase Agreement, if an event of default exists under the Credit Agreement or if such payment would create an event of default under the Credit Agreement.

The MidCap Loan Agreement contains customary representations, warranties, covenants for facilities of similar nature and size as the MidCap Loan Agreement, and requirements for the Company to indemnify MidCap for certain losses. The Credit Agreement also includes various covenants (positive and negative), binding the Company and its subsidiaries, including not permitting the availability for loans under the MidCap Loan Agreement to ever be less than 10% of the credit limit ($700,000); prohibiting us from creating liens on any collateral pledged under the MidCap Loan Agreement, subject to certain exceptions; and prohibiting us from paying any dividends on capital stock, advancing any money to any person, guarantying any debt, creating any indebtedness, and entering into any transactions with affiliates on terms more favorable than those of an arms-length third party transaction.

As a result of these covenants and limitations, we may not be able to respond to changes in business and economic conditions and to obtain additional financing, if needed, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. Our credit and loan agreements require, and our future credit facilities and loan agreements may require, us to maintain certain financial ratios and satisfy certain other financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not be able to meet those tests. The breach of any of these covenants could result in a default under our credit agreements or future credit facilities. Upon the occurrence of an event of default, the lenders could elect to declare all amounts outstanding under such credit agreements, including accrued interest or other obligations, to be immediately due and payable. If amounts outstanding under such credit agreements were to be accelerated, our assets might not be sufficient to repay in full that indebtedness and our other indebtedness.

Our credit agreements and loan agreements also contain cross-default and cross-acceleration provisions. Under these provisions, a default or acceleration under one instrument governing our debt may constitute a default under our other debt instruments that contain cross-default and cross-acceleration provisions, which could result in the related debt and the debt issued under such other instruments becoming immediately due and payable. In such event, we would need to raise funds from alternative sources, which funds might not be available to us on favorable terms, on a timely basis or at all. Alternatively, such a default could require us to sell assets and otherwise curtail operations to pay our creditors. The proceeds of such a sale of assets, or curtailment of operations, might not enable us to pay all of our liabilities.

We face significant penalties and damages in the event the registration statement of which this prospectus forms a part is not declared effective within required time limits or such registration statement is subsequently suspended or terminated.

Under the Purchase Agreement, the Company has agreed to register the shares of common stock issuable upon conversion of the Series B Preferred Stock and upon exercise of the Warrants under the Securities Act, for resale by the Investors, which securities are being registered in the registration statement of which this prospectus forms a part. The Company has committed to file a registration statement on Form S-1 by the 30th day following the closing of the Offering (July 24, 2015), which filing date has been met, and to cause the registration statement to become effective by the 90th day following the closing (September 22, 2015)(or, in the event of a “full review” by the Securities and Exchange Commission, the 120th day following the closing (October 22, 2015)). The Purchase Agreement provides for liquidated damages upon the occurrence of certain events, including, but not limited to, the failure by the Company to cause the registration statement to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by an Investor for the Units affected by the event that are still held by the Investor upon the occurrence of the event, due on the date immediately following the event that caused such failure (or the 30th day following such event if the event relates to the suspension of the registration statement as described in the Purchase Agreement), and each 30 days thereafter, with such payments to be prorated on a daily basis during each 30 day period, subject to a maximum of an aggregate of 6% per year. If we fail to pay any liquidated damages in full within seven days after the date payable, we are required to pay interest thereon at a rate of 12% per annum until paid in full. In the event the registration statement of which this prospectus forms a part is not declared effective within the required time limits set forth above, or such registration statement is subsequently suspended or terminated, or we otherwise fail to meet certain requirements set forth in the Purchase Agreement, we could be required to pay significant penalties which could adversely affect our cash flow and cause the value of our securities to decline in value.

RISKS RELATED TO OUR SECURITIES

Our Chief Executive Officer, Benjamin P. Cowart, has significant voting control over us, including the appointment of Directors and may have interests that differ from other shareholders. Mr. Cowart, as a significant shareholder, may, therefore, take actions that are not in the interest of other shareholders.

Benjamin P. Cowart, our Chairman, President and Chief Executive Officer beneficially owns approximately 28.5% of our common stock (not including shares issuable upon exercise of options and warrants held by Mr. Cowart) and 22.8% of our total voting stock, and as such, Mr. Cowart exercises significant control in determining the outcome of corporate transactions or other matters, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Mr. Cowart may differ from the interests of the other stockholders and thus result in corporate decisions that are adverse to other shareholders. Should conflicts of interest arise, Mr. Cowart may not act in the best interests of our other shareholders and conflicts of interest may not be resolved in a manner favorable to our other shareholders.

We have established preferred stock which can be designated by the Board of Directors without shareholder approval and have established Series A Preferred Stock and Series B Preferred Stock, which gives the holders a liquidation preference and the ability to convert such shares into our common stock.

We have 50,000,000 shares of preferred stock authorized, which includes 5,000,000 shares of designated Series A Preferred Stock of which approximately 0.6 million shares are issued and outstanding as of the date of this prospectus, and 10,000,000 designated shares of Series B Preferred Stock, of which 8,064,534 shares are issued and outstanding as of the date of this prospectus. The Series A Preferred Stock has a liquidation preference of $1.49 per share. The Series B Preferred Stock has a liquidation preference of $3.10 per share, payable only after amounts owed to our senior creditor are satisfied. As a result, if we were to dissolve, liquidate or sell our assets, the holders of our Series A Preferred Stock would have the right to receive up to the first approximately $1 million in proceeds from any such transaction and holders of our Series B Preferred Stock would have the right to receive up to $25 million after the payment of amounts owed to certain other of our creditors, but before any amount is paid to the holders of our common stock. The payment of the liquidation preferences could result in common stock shareholders not receiving any consideration if we were to liquidate, dissolve or wind up, either voluntarily or involuntarily. Additionally, the existence of the liquidation preference may reduce the value of our common stock, make it harder for us to sell shares of common stock in offerings in the future, or prevent or delay a change of control.  Furthermore, the conversion of Series A Preferred Stock and Series B Preferred Stock into common stock (each of which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)) may cause substantial dilution to our common shareholders. Additionally, because our Board of Directors is entitled to designate the powers and preferences of the preferred stock without a vote of our shareholders, subject to NASDAQ rules and regulations, our shareholders will have no control over what designations and preferences our future preferred stock, if any, will have.

There may be future sales of our common stock, which could adversely affect the market price of our common stock and dilute a shareholder’s ownership of common stock.

The exercise of any options granted to executive officers and other employees under our equity compensation plans, and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock, provided that we are subject to the requirements of the Nasdaq Capital Market (which generally require shareholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock) and are restricted for a period of six months from the effective date of the registration statement of which this prospectus forms a part from issuing securities, subject to certain exceptions, subject to the terms of the Purchase Agreement. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Additionally, the sale of all or a significant portion of the shares of common stock, the resale of which is being registered pursuant to the registration statement of which this prospectus forms a part, may cause the value of our common stock to decline in value.

Our outstanding options, warrants and convertible securities may adversely affect the trading price of our common stock. Upon effectiveness of the registration statement of which this prospectus forms a part, up to 16,923,081 shares of common stock will be eligible for immediate resale.

As of the date of this prospectus, there were (i) 3,039,582 outstanding stock options at a weighted average exercise price of $5.36 per share; (ii) 4,252,135 outstanding warrants to purchase 4,252,135 shares of common stock at a weighted average exercise price of $2.92 per share; (iii) 612,943 shares of common stock issuable upon the conversion of our 612,943 outstanding shares of Series A Convertible Preferred Stock (which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations) into common stock); and (v) 8,064,534 shares of common stock issuable upon conversion of our 8,064,534 outstanding shares of Series B Preferred Stock (which convert on a one-for-one basis (subject to adjustments for stock splits and recapitalizations) into common stock). For the life of the options and warrants, the holders have the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. The issuance of shares upon the exercise of outstanding securities will also dilute the ownership interests of our existing stockholders.

The availability of these shares for public resale, as well as any actual resales of these shares, could adversely affect the trading price of our common stock. We cannot predict the size of future issuances of our common stock pursuant to the exercise of outstanding options or warrants or conversion of other securities, or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline.

Notwithstanding the above, upon effectiveness of the registration statement of which this prospectus is a part, an aggregate of up to 16,923,081 shares of common stock being registered in such registration statement, will be available for immediate resale, subject in certain cases in connection with shares of common stock underlying Series B Preferred Stock and Warrants, the conversion of the Series B Preferred Stock and exercise of the Warrants, and in other cases, upon the issuance of common stock or additional shares of Series B Preferred Stock in lieu of the payment of cash dividends. The sale of such shares in the public markets may decrease the trading price of our common stock.

The issuance and sale of common stock upon exercise of the Warrants may cause substantial dilution to existing stockholders and may also depress the market price of our common stock.

The Warrants have an exercise price of $2.92 per share. The Warrants are exercisable beginning 185 days after the date of the closing of the Offering and have a term of 5.5 years. The Warrants contain a cashless exercise provision in connection with any shares that are not then registered by the Company. Although the Warrants may not be exercised by the holders thereof if such exercise would cause such holder to own more than 9.999% of our outstanding common stock, this restriction does not prevent such holder from exercising some of the Warrant, selling those shares, and then exercising the rest of the Warrant, while still staying below the 9.999% limit. In this way, the holders of the Warrants could sell more than this limit while never actually holding more shares than this limit allows. If the holders of the Warrants chooses to do this, it will cause substantial dilution to the then holders of our common stock.

If exercises of the Warrants and sales of such shares issuable upon exercise thereof take place, the price of our common stock may decline. In addition, the common stock issuable upon exercise of the Warrants may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of the company’s stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by the Warrant holders, then the value of our common stock will likely decrease.

RISKS RELATED TO OUR SERIES B PREFERRED STOCK

The issuance of common stock upon conversion of the Series B Preferred Stock will cause immediate and substantial dilution to existing shareholders.

The Series B Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at $3.10 per share (initially a one-for-one basis). If the Company’s common stock trades at or above $6.20 per share for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of a resale registration statement which we are required to file to register the resale of the shares of common stock underlying the Series B Preferred Stock and Warrants pursuant to the Purchase Agreement, which this prospectus forms a part of, or (b) December 24, 2015, the Company may at such time force conversion of the Series B Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The issuance of common stock upon conversion of the Series B Preferred Stock will result in immediate and substantial dilution to the interests of other stockholders since the holders of the Series B Preferred Stock may ultimately receive and sell the full amount of shares issuable in connection with the conversion of such Series B Preferred Stock. Although the Series B Preferred Stock may not be converted by holder if such conversion would cause the holder to own more than 9.999% of our outstanding common stock, this restriction does not prevent such holder from converting some of its holdings, selling those shares, and then converting the rest of its holdings, while still staying below the 9.999% limit. In this way, the holders of the Series B Preferred Stock could sell more than this limit while never actually holding more shares than this limit allows. If the holders of the Series B Preferred Stock choose to do this, it will cause substantial dilution to the then holders of our common stock.

Our outstanding Series B Preferred Stock accrues a cash dividend.

Our Series B Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B Preferred Stock ($3.10 per share or $25.0 million in aggregate). The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, provided that any cash dividend payment is subject to us previously having repaid all amounts owed to our senior lender. In the event dividends are paid in registered common stock of the Company, the number of shares payable will be calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable Dividend Stock Payment Price is above $2.91. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in Series B Preferred Stock shares at $3.10 per share.

We may not have sufficient available cash to pay the dividends as they accrue. The payment of the dividends, or our failure to timely pay the dividends when due, could reduce our available cash on hand, have a material adverse effect on our results of operations and cause the value of our stock to decline in value. Additionally, the issuance of shares of common stock or additional shares of Series B Preferred Stock in lieu of cash dividends (and the subsequent conversion of such Series B Preferred Stock into common stock pursuant to the terms of such Series B Preferred Stock) could cause substantial dilution to the then holders of our common stock.

We may be required to issue additional shares of Series B Preferred Stock upon the occurrence of certain events.

As described above, in the event we do not have available cash to pay the dividends which accrue on the Series B Preferred Stock in cash, we are prohibited from paying such dividends in cash, and we do not have sufficient registered shares of common stock available to allow for the payment of such dividends in common stock, we are required to pay such dividends in-kind in Series B Preferred Stock shares at $3.10 per share, which will also include a $3.10 per share liquidation preference and the right to convert into common stock on a one-for-one basis.

The issuance and sale of common stock upon conversion of the Series B Preferred Stock may depress the market price of our common stock.

If conversions of the Series B Preferred Stock and sales of such converted shares take place, the price of our common stock may decline. In addition, the common stock issuable upon conversion of the Series B Preferred Stock may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of the company’s stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb converted shares sold by the Series B Preferred Stock holders, then the value of our common stock will likely decrease.

USE OF PROCEEDS

The proceeds from the sale of the shares offered pursuant to this prospectus are solely for the accounts of the selling stockholders. Accordingly, we will not receive any of the proceeds from the sale of shares offered by this prospectus. See “Selling Stockholders” and “Plan of Distribution” below, beginning on pages 21 and 29, respectively.

We will however, receive proceeds upon the exercise of the Warrants, which shares of common stock underlying such Warrants are being registered in the registration statement of which this prospectus forms a part, provided that such securities are exercised for cash. If exercised, we plan to use the proceeds from the exercise of the Warrants (an aggregate of 4,032,267 Warrants held by the Investors, totaling an aggregate of $11,774,220 in possible funding based on a per Warrant exercise price of $2.92 per share, assuming such Warrants are fully exercised), for working capital and general corporate purposes. However, the timing and manner of use of the net proceeds may vary, depending on the amount of actual proceeds received from the exercise of the Warrants, if any, the timing of the receipt of such proceeds, our rate of growth and other factors. The foregoing represents our best estimate of our use of the net proceeds of the offering based on current planning and business conditions. We reserve the right to change our use of proceeds when and if market conditions or unexpected changes in operating conditions or results occur, or in our management's discretion. Pending the use of the net proceeds from the cash exercise of the Warrants as described above, we intend to invest the proceeds in investment grade, interest-bearing instruments. Additionally, we can provide no assurances that the Warrants, or any portion thereof, will be exercised in the future, or that such exercise, subject to the terms of the Warrants, will be in cash. To the extent that any shares of common stock issuable upon exercise of the Warrants are not registered under an effective registration statement under the Securities Act, such unregistered Warrants or portion thereof are exercisable on a cashless basis pursuant to the terms of the Warrant agreements.

The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees, and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NASDAQ listing fees (if any), and fees and expenses of our counsel and our accountants.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares the selling stockholders are offering under this prospectus. We have prepared this table based on information furnished to us by or on behalf of the selling stockholders. Under the rules of the SEC, beneficial ownership includes shares over which the indicated beneficial owner exercises voting or investment power. Beneficial ownership is determined under Section 13(d) of the Exchange Act, and generally includes voting or investment power with respect to securities, including any securities that grant the selling stockholders the right to acquire common stock within 60 days of July 24, 2015. We believe that the selling stockholders have sole voting and investment power with respect to all shares beneficially owned.

The shares may be sold by the selling stockholders, by those persons or entities to whom they transfer, donate, devise, pledge or distribute shares or by other successors in interest. The information regarding shares beneficially owned after this offering assumes the sale of all shares offered by the selling stockholders in this prospectus. The selling stockholders may sell less than all of the shares listed in the table. In addition, the shares listed below may be sold pursuant to this prospectus or in privately negotiated transactions. Accordingly, we cannot estimate the number of shares the selling stockholders will sell under this prospectus.

The selling stockholders have not held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years, other than beneficial ownership of the shares described in the table below.

The selling stockholders have represented to us that they purchased the shares of common stock offered herein for their own account, for investment only and not with a view toward selling or distributing them in violation of the Securities Act, except in sales either registered under the Securities Act, or sales that are exempt from registration. In recognition of the fact that the selling stockholders, even though purchasing its shares for investment, may wish to be legally permitted to sell their shares when they deemed appropriate, we agreed with the selling stockholders to file a registration statement to register the resale of the shares. Information regarding the selling stockholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part, if required.

We also have agreed to prepare and file all amendments and supplements necessary to keep the registration statement, of which this prospectus constitutes a part, effective, pursuant to the terms of the Purchase Agreement, until the earlier of (i) the second anniversary of the closing date of the Purchase Agreement (June 24, 2017), (ii) the date on which all shares of common stock issuable upon conversion of the Series B Preferred Stock and exercise of Warrants may be sold pursuant to Rule 144 under the Securities Act or any successor rule (“Rule 144”) during any three-month period without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(1) or (iii) such time as all of the all shares of common stock issuable upon conversion of the Series B Preferred Stock and exercise of Warrants have been sold pursuant to a registration statement or Rule 144.

		Number of Shares of Common Stock Beneficially Owned Prior to this Offering (1)		Number of Shares of Common Stock Being Offered (3)		Beneficial Ownership of Common Stock After Registration Assuming All Shares Are Sold (4)
Name of Selling Stockholders		Number	Percentage (2)			Number	Percentage
Adam Usdan	(5)	2,690,932	9.0%	474,452	(28)	1,325,446	3.3%
Alexander Douglas 2K3 Trust	(6)	322,584	1.1%	195,539	(28)	-	-
Amanda Douglas 2K3 Trust	(7)	322,584	1.1%	195,539	(28)	-	-
Ardsley Partners Renewable Energy Fund, L.P.	(8)	645,162	2.2%	1,173,223	(28)	-	-
Burguete Investment Partnership, L.P.	(9)	80,646	*	146,654	(28)	-	-
Capital Ventures International	(10)	161,292	*	293,308	(28)	-	-
Carrhae & Co. fbo Wasatch Micro Cap Value Fund	(11)	500,000	1.7%	909,247	(28)	-	-
Harbour Holdings Ltd.	(12)	117,098	*	212,942	(28)	-	-
Intracoastal Capital, LLC	(13)	32,260	*	58,665	(28)	-	-
IRA Services Trust Company CFBO Richard Jacinto II Roth IRA	(14)	1,290,324	4.4%	2,346,445	(28)	-	-
Jake Douglas 2K3 Trust	(15)	322,584	1.1%	195,539	(28)	-	-
KC Gamma Opportunity Fund LP	(16)	112,904	*	205,315	(28)	-	-

MAZ Partners LP	(17)	40,000	*	72,740	(28)	-	-
Osher Capital Partners LLC	(18)	30,000	*	54,555	(28)	-	-
Pennington Capital LLC	(19)	580,646	2.0%	1,055,901	(28)	-	-
Prescott Group Aggressive Small Cap Master Fund, G.P.	(20)	967,742	3.3%	1,759,831	(28)	-	-
Skylands Quest LLC	(21)	48,388	*	87,993	(28)	-	-
Skylands Special Investment II LLC	(22)	26,452	*	48,103	(28)	-	-
Skylands Special Investment LLC	(23)	130,646	*	237,579	(28)	-	-
Trellus Partners, LP	(24)	2,690,932	9.1%	1,422,062	(28)	1,325,446	3.3%
Trellus Small Cap Opportunity Fund, LP	(25)	2,690,932	9.1%	586,613	(28)	1,325,446	3.3%
Vertex One Asset Management Inc. on behalf of the Vertex Fund registered as Investor Company 5J5505D	(26)	1,849,704	6.2%	2,933,055	(28)	236,800	*
Warren Ohio Holdings Co. Inc.	(27)	2,257,781	8.0%	2,257,781	(29)	-	-
				16,923,081
* Less than one percent (1%).

(1)
“Beneficial ownership” means that a person, directly or indirectly, has or shares voting or investment power with respect to a security or has the right to acquire such power within 60 days. The number of shares beneficially owned is determined as of July 24, 2015, and the percentage is based upon 28,181,761 shares of our common stock outstanding as of July 24, 2015. Each selling stockholder’s information comes from questionnaires provided by the selling stockholders to the Company dated around the date of this prospectus, and such information may have changed from the date such information was provided until the date of this prospectus or after the date of this prospectus. The number of shares of common stock beneficially owned do not include any shares of common stock issuable upon exercise of the Warrants (described in greater detail above under “Prospectus Summary” – “Unit Offering”), as such Warrants are not exercisable until December 26, 2015.

(2)
Percentages are based solely on the Company’s common stock, and do not include 612,943 shares of Series A Convertible Preferred Stock or 8,064,534 shares of Series B Preferred Stock (except in connection with the beneficial ownership of applicable selling stockholders to the extent such selling stockholder holds shares of Series B Preferred Stock which are convertible into common stock) issued and outstanding as of July 24, 2015, which vote one-for-one with the common stock of the Company and are convertible into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations).

(3)
Includes for each holder of Series B Preferred Stock, such holder’s pro rata portion of 2,568,499 shares of common stock being registered in the registration statement of which this prospectus forms a part, which represent common stock which may be issued from time to time in lieu of accrued dividends otherwise payable in cash on such Series B Preferred Stock and/or shares of common stock issuable upon conversion of additional shares of Series B Preferred Stock issued to the Investors in consideration for amounts due as dividends on the Series B Preferred Stock and paid in-kind in Series B Preferred Stock, which pro rata amounts are not included in the “Number of Shares of Common Beneficially Owned Prior to this Offering” column as such shares are not currently beneficially owned and such selling stockholders do not have the right to acquire such securities within 60 days.

(4)
Assumes the sale of all shares offered herein, the conversion of all Series B Preferred Stock and the exercise of all Warrants and sale of all shares of common stock underlying shares of Series B Preferred Stock and Warrants registered herein. Based on 40,278,562 shares of common stock outstanding assuming the conversion in full of all Series B Preferred Stock and exercise in full of all Warrants, assuming no cashless exercise of such Warrants and assuming all accrued dividends on the Series B Preferred Stock are paid in cash.

(5)
The address of the selling stockholder is 767 3rd Ave., 32nd Floor, New York, New York 10017. The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP which are beneficially owned by Trellus Management Company, LLC (collectively “Trellus”) and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP.

(6)
The address of the selling stockholder is 125 E. Sir Francis Dr. Blvd. Ste 400, Larkspur, CA 94939.  James E. Douglas Jr. and Jean A. Douglas, as trustees, have beneficial ownership over the shares held by the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust. Beneficial ownership in the table above for the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust includes all securities held by each of such entities due to their common beneficial ownership.

(7)
The address of the selling stockholder is 125 E. Sir Francis Dr. Blvd. Ste 400, Larkspur, CA 94939. James E. Douglas Jr. and Jean A. Douglas, as trustees, have beneficial ownership over the shares held by the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust. Beneficial ownership in the table above for the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust includes all securities held by each of such entities due to their common beneficial ownership.

(8)
The address of the selling stockholder is 262 Harbor Drive, 4th Floor, Stamford, CT 06902. Philip Hempleman exercises voting and investment power with regard to the securities held by Ardsley Partners Renewable Energy Fund, L.P. in his capacity as Portfolio Manager.

(9)
The address of the selling stockholder is P.O. Box 2430, Blaine, Washington 98231. James J. Tiampo, the President of Verbier Management Corp., the General Partner of the selling stockholder, exercises voting and investment power with regard to the securities held by Burguete Investment Partnership, L.P.

(10)
The address of the selling stockholder is 101 California Street, Suite 3250, San Francisco, CA 94111. Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. Mr. Kobinger disclaims any such beneficial ownership. CVI is an affiliate of a broker dealer.

(11)
The address of the selling stockholder is 505 Wakara Way, 3rd Floor, Salt Lake City, UT 84108. Brian Bythrow exercises voting and investment power with regard to the securities held by Carrhae & Co. fbo Wasatch Micro Cap Value Fund.

(12)
The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Skylands Capital, LLC (“Skylands”) is registered with the SEC under the Investment Advisers Act of 1940, as amended. Skylands provides investment advisory services or sub-investment advisory services to various funds including Skylands Special Investment LLC (“Special”); Skylands Special Investment II LLC (“Special II”); Skylands Quest LLC (“Quest”); and Harbour Holdings Ltd. (“Harbour”). Voting and investment control over the securities held by Special, Special II, Quest and Harbour is exercised by Charles A. Paquelet, as the Manager of Skylands, the Portfolio Manager of Special, Special II, Quest and Harbour. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control.

(13)
The address of the selling stockholder is 245 Palm Trail, Delray Beach, FL 33483. Mitchell P. Kopin and Daniel B. Asher, each of whom are managers of Intracoastal Capital LLC (“Intracoastal”), have shared voting control and investment discretion over the securities reported herein that are held by Intracoastal. As a result, each of Mr. Kopin and Mr. Asher may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities reported herein that are held by Intracoastal. Mr. Asher, who is a manager of Intracoastal, is also a control person of a broker-dealer. As a result of such common control, Intracoastal may be deemed to be an affiliate of a broker-dealer. Intracoastal acquired the securities being registered hereunder in the ordinary course of business, and at the time of the acquisition of the securities, Intracoastal did not have any arrangements or understandings with any person to distribute such securities.

(14)	The address of the selling stockholder is P.O. Box 7080, San Carlos, CA 94070.
(15)
The address of the selling stockholder is 125 E. Sir Francis Dr. Blvd. Ste 400, Larkspur, CA 94939. James E. Douglas Jr. and Jean A. Douglas, as trustees, have beneficial ownership over the shares held by the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust. Beneficial ownership in the table above for the Alexander Douglas 2K3 Trust, the Amanda Douglas 2K3 Trust and the Jake Douglas 2K3 Trust includes all securities held by each of such entities due to their common beneficial ownership.

(16)
The address of the selling stockholder is 112 Route 39 North, Sherman, Connecticut 06784. Kevin Casey, the Managing Member of KC Gamma Opportunity Fund LP, exercises voting and investment power with regard to the securities held by KC Gamma Opportunity Fund LP.

(17)
The address of the selling stockholder is 1130 Route 46, Suite 22, Parsippany, NJ 07054. Walter Schenker, the manager/principal of the general partner of Maz Partners LP, exercises voting and investment power with regard to the securities held by Maz Partners LP.

(18)
The address of the selling stockholder is 5 Sans Berry Lane, Spring Valley, NY 10977. Ari Kluger, the President of Osher Capital Partners LLC, exercises voting and investment power with regard to the securities held by Osher Capital Partners LLC.

(19)
The address of the selling stockholder is 60 South Sixth Street, Suite 2560, Minneapolis, Minnesota 55402. Robert J. Evans, the Managing Partner of the selling stockholder, exercises voting and investment power with regard to the securities held by Pennington Capital.

(20)
The address of the selling stockholder is 1924 S. Utica Ave, Suite 1120, Tulsa, OK 74104. Phil Frohlich, the Manager of the selling stockholder, exercises voting and investment power with regard to the securities held by Prescott Group Aggressive Small Cap Master Fund, G.P.

(21)
The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control. See also Footnote 12 above.

(22)
The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control. See also Footnote 12 above.

(23)
The address of the selling stockholder is c/o Skylands Capital, LLC, 1200 N. Mayfair Road, Suite 250, Milwaukee, WI 53226. Beneficial ownership in the table above for Special, Special II, Quest and Harbour includes all securities held by each of such entities due to their common voting and investment control. See also Footnote 12 above.

(24)
The address of the selling stockholder is 767 3rd Ave., 32nd Floor, New York, New York 10017. The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP which are beneficially owned by Trellus and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP.

(25)
The address of the selling stockholder is 767 3rd Ave., 32nd Floor, New York, New York 10017. The number of shares beneficially owned prior to the offering includes shares beneficially owned by Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP which are beneficially owned by Trellus and personally by Adam Usdan. Adam Usdan exercises voting and investment power with regard to the securities held by Trellus, Trellus Partners, LP and Trellus Small Cap Opportunity Fund, LP.

(26)
The address of the selling stockholder is #1920-1177 W. Hastings St., Vancouver, BC V6E 2K3. Vertex One Asset Management Inc. (“Vertex One”) is the asset management firm which manages the Vertex Fund, an unincorporated open end investment trust, and the Vertex Growth Fund, a mutual fund trust.  Separate from the shares of Series B Preferred Stock and Warrants held by Vertex Fund, Vertex Growth Fund beneficially owns 236,800 shares of the Company’s common stock, which are included in Vertex Fund’s beneficial ownership due to the common control of such entities as described below. John Thiessen, the lead Portfolio Manager of Vertex One, exercises voting and investment power with regard to the securities held by Vertex Fund and Vertex Growth Fund and may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by Vertex Fund and Vertex Growth Fund.  Vertex One is an unregistered broker-dealer which files reports with the SEC pursuant to Section 13(f) of the Exchange Act. Vertex Fund acquired the securities being registered hereunder in the ordinary course of business, and at the time of the acquisition of the securities, did not have any arrangements or understandings with any person to distribute such securities.

(27)	The address of the selling stockholder is 727 South 13th Street, Omaha, Nebraska 68102. The beneficial owner of the shares held by Warren Ohio Holdings Co., Inc. is Robert N. Schlott, its Chairman.
(28)
Represents (a) shares of common stock issuable upon conversion of shares of Series B Preferred Stock held by each applicable selling stockholder; (b) shares of common stock issuable upon exercise of Warrants held by each applicable selling stockholder (the number of Warrants held by each selling stockholder which holds Warrants is ½ the total number of shares of Series B Preferred Stock held by each selling stockholder); and (c) each selling stockholder’s pro rata portion of 2,568,499 shares of common stock being registered in the registration statement of which this prospectus forms a part, which represent common stock which may be issued from time to time in lieu of accrued dividends otherwise payable in cash on such Series B Preferred Stock and/or shares of common stock issuable upon conversion of additional shares of Series B Preferred Stock issued to the Investors in consideration for amounts due as dividends on the Series B Preferred Stock and paid in-kind in Series B Preferred Stock, which pro rata amounts are not included in the “Number of Shares of Common Beneficially Owned Prior to this Offering” column as such shares are not currently beneficially owned and such selling stockholders do not have the right to acquire such securities within 60 days. The Series B Preferred Stock and Warrants are described in greater detail above under “Prospectus Summary” – “Unit Offering”.

(29)	Represents outstanding shares of common stock which were issued in connection with the transactions described in greater detail above under “Prospectus Summary” – “Heartland Acquisition”.

Relationship with Selling Stockholders

As discussed in greater detail above under (a) “Prospectus Summary” – “Heartland Acquisition”, we agreed to register the resale of the shares acquired by Warren Ohio Holdings Co. Inc. in connection with the Heartland Purchase Agreement; and (b) “Prospectus Summary” – “Unit Offering”, we agreed to register the shares of common stock issuable upon the conversion of the Series B Preferred Stock and exercise of the Warrants held by the Investors, provided that we are also registering 2,568,499 shares of common stock which represent common stock which may be issued from time to time in lieu of accrued dividends otherwise payable in cash on such Series B Preferred Stock and/or shares of common stock issuable upon conversion of additional shares of Series B Preferred Stock issued to Investors in consideration for amounts due as dividends on the Series B Preferred Stock and paid in-kind in Series B Preferred Stock.

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 750,000,000 shares of common stock, $0.001 par value per share and 50,000,000 shares of preferred stock, $0.001 par value per share (“Preferred Stock”).

As of the date of this prospectus, we have 28,181,761 shares of common stock issued and outstanding, 5,000,000 designated shares of Series A Convertible Preferred Stock (“Series A Preferred”) and 612,943 shares of Series A Preferred outstanding and 10,000,000 designated shares of Series B Preferred Stock (“Series B Preferred Stock”), with 8,064,524 shares of Series B Convertible Preferred Stock issued and outstanding.

The following description of our capital stock is a summary only and is subject to and qualified in its entirety by reference to the applicable provisions of the Nevada Revised Statutes, and our charter and by-laws, copies of which are on file with the SEC as exhibits to previous SEC filings. Please refer to the “Where You Can Find More Information” section of this prospectus for directions on obtaining these documents. You should refer to, and read this summary together with, our Articles of Incorporation, designations of preferred stock and Bylaws, each as amended and restated to date, to review all of the terms of our capital stock. Our Articles of Incorporation and amendments thereto are incorporated by reference as exhibits to the registration statement of which this prospectus is a part and other reports incorporated by reference herein.

Common Stock

Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any shares of our common stock subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of the Company, and after payment to our creditors and preferred shareholders, if any, our assets will be divided pro rata on a share-for-share basis among the holders of our common stock. Each share of our common stock is entitled to one vote on all shareholder matters. Shares of our common stock do not possess any cumulative voting rights.

The presence of the persons entitled to vote a majority of the outstanding voting shares on a matter before the stockholders shall constitute the quorum necessary for the consideration of the matter at a stockholders’ meeting.

The vote of the holders of a majority of the shares cast on each proposal at a meeting at which a quorum is present constitute the act of the stockholders, except for the election of directors, who are appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of 51% of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “VTNR”.

Through December 31, 2016, but subject to the prior approval of the Nominating and Corporate Governance Committee of the Company, Omega Holdings Company LLC has the right to designate three persons to fill one position for nomination to serve on the Board of Directors of the Company, which nomination is subject to compliance with any rules of the SEC and further subject to the rights of the stockholders of the Company to vote for such nominee for election to the Board of Directors of the Company.

Preferred Stock

Shares of Preferred Stock may be issued from time to time in one or more series, each of which shall have such distinctive designation or title as shall be determined by our Board of Directors (“Board of Directors”) prior to the issuance of any shares thereof. Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of our capital stock entitled to vote generally in the election of the directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Series A Convertible Preferred Stock

Holders of outstanding shares of Series A Preferred Stock are entitled to receive dividends, when, as, and if declared by our Board of Directors. No dividends or similar distributions may be made on shares of capital stock or securities junior to our Series A Preferred Stock until dividends in the same amount per share on our Series A Preferred Stock have been declared and paid. In connection with a liquidation, winding-up, dissolution or sale of the Company, each share of our Series A Preferred Stock is entitled to receive $1.49 prior to similar liquidation payments due on shares of our common stock or any other class of securities junior to the Series A Preferred Stock. Shares of Series A Preferred Stock are not entitled to participate with the holders of our common stock with respect to the distribution of any remaining assets of the Company.

Each share of Series A Preferred Stock is entitled to that number of votes equal to the number of whole shares of common stock into which it is convertible. Generally, holders of our common stock and Series A Preferred Stock vote together as a single class.

Shares of Series A Preferred Stock automatically convert into shares of our common stock on the earliest to occur of the following:

•	The affirmative vote or written consent of the holders of a majority of the then-outstanding shares of Series A Preferred Stock;

•
If the closing market price of our common stock averages at least $15.00 per share over a period of 20 consecutive trading days and the daily trading volume averages at least 7,500 shares over such period;

•	If we consummate an underwritten public offering of our securities at a price per share not less than $10.00 and for a total gross offering amount of at least $10 million; or

•	If a sale of the Company occurs resulting in proceeds to the holders of Series A Preferred Stock of a per share amount of at least $10.00.

Each share of Series A Preferred Stock converts into one share of common stock, subject to adjustment.

Series B Preferred Stock

The Series B Preferred Stock accrues a dividend, payable quarterly in arrears (based on calendar quarters), in the amount of 6% per annum of the original issuance price of the Series B Preferred Stock ($3.10 per share or $25.0 million in aggregate).

The dividend is payable by the Company, at the Company’s election, in registered common stock of the Company (if available) or cash, provided that any cash dividend payment is subject to us previously having repaid all amounts owed to our senior lender. In the event dividends are paid in registered common stock of the Company, the number of shares payable will be calculated by dividing (a) the accrued dividend by (b) 90% of the arithmetic average of the volume weighted average price (VWAP) of the Company’s common stock for the 10 trading days immediately prior to the applicable date of determination (the “Dividend Stock Payment Price”). Notwithstanding the foregoing, in no event may the Company pay dividends in common stock unless the applicable Dividend Stock Payment Price is above $2.91. If the Company is prohibited from paying the dividend in cash (due to contractual senior credit agreements or other restrictions) or is unable to pay the dividend in registered common stock, the dividend will be paid in-kind in Series B Preferred Stock shares at $3.10 per share.

The Series B Preferred Stock include a liquidation preference (in the amount of $3.10 per share) which is junior to the Company’s previously outstanding shares of preferred stock, senior credit facilities and other debt holders as provided in further detail in the Designation.

The Series B Preferred Stock (including accrued and unpaid dividends) is convertible into shares of the Company’s common stock at the holder’s option at any time after closing at $3.10 per share (initially a one-for-one basis). If the Company’s common stock trades at or above $6.20 per share for a period of 20 consecutive trading days at any time following the earlier of (a) the effective date of a resale registration statement which we are required to file to register the resale of the shares of common stock underlying the Series B Preferred Stock and Warrants pursuant to the Purchase Agreement, which this prospectus forms a part of, or (b) December 24, 2015, the Company may at such time force conversion of the Series B Preferred Stock (including accrued and unpaid dividends) into common stock of the Company.

The Series B Preferred Stock votes together with the common stock on an as-converted basis, provided that each holder’s voting rights are subject to and limited by the Beneficial Ownership Limitation described below.

The Company has the option to redeem the outstanding shares of Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends on such Series B Preferred Stock redeemed, at any time beginning on June 24, 2017, and the Company is required to redeem the Series B Preferred Stock at $3.10 per share, plus any accrued and unpaid dividends, on June 24, 2020. Notwithstanding either of the foregoing, the Series B Preferred Stock may not be redeemed unless and until amounts outstanding under the Company’s senior credit facility have been paid in full.

The Series B Preferred Stock contains a provision prohibiting the conversion of such Series B Preferred Stock into common stock of the Company, if upon such conversion, the holder thereof would beneficially own more than 9.999% of the Company’s then outstanding common stock (the “Beneficial Ownership Limitation”). The Beneficial Ownership Limitation does not apply to forced conversions undertaken by the Company pursuant to the terms of the Designation (summarized above).

 Anti-Takeover Provisions Under The Nevada Revised Statutes

Business Combinations

Sections 78.411 to 78.444 of the Nevada revised statues (the “NRS”) prohibit a Nevada corporation from engaging in a “combination” with an “interested stockholder” for three years following the date that such person becomes an interested shareholder and place certain restrictions on such combinations even after the expiration of the three-year period. With certain exceptions, an interested stockholder is a person or group that owns 10% or more of the corporation’s outstanding voting power (including stock with respect to which the person has voting rights and any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding or upon the exercise of conversion or exchange rights) or is an affiliate or associate of the corporation and was the owner of 10% or more of such voting stock at any time within the previous three years.

A Nevada corporation may elect not to be governed by Sections 78.411 to 78.444 by a provision in its articles of incorporation. We have such a provision in our articles of incorporation, as amended, pursuant to which we have elected to opt out of Sections 78.411 to 78.444; therefore, these sections do not apply to us.

Control Shares

Nevada law also seeks to impede “unfriendly” corporate takeovers by providing in Sections 78.378 to 78.3793 of the NRS that an “acquiring person” shall only obtain voting rights in the “control shares” purchased by such person to the extent approved by the other shareholders at a meeting. With certain exceptions, an acquiring person is one who acquires or offers to acquire a “controlling interest” in the corporation, defined as one-fifth or more of the voting power. Control shares include not only shares acquired or offered to be acquired in connection with the acquisition of a controlling interest, but also all shares acquired by the acquiring person within the preceding 90 days. The statute covers not only the acquiring person but also any persons acting in association with the acquiring person.

A Nevada corporation may elect to opt out of the provisions of Sections 78.378 to 78.3793 of the NRS. We have no provision in our articles of incorporation pursuant to which we have elected to opt out of Sections 78.378 to 78.3793; therefore, these sections do apply to us.

Removal of Directors

Section 78.335 of the NRS provides that 2/3rds of the voting power of the issued and outstanding shares of the Company are required to remove a Director from office. As such, it may be more difficult for shareholders to remove Directors due to the fact the NRS requires greater than majority approval of the shareholders for such removal.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company, 17 Battery Place, 8th Floor, New York, New York 10004.

Listing on NASDAQ Capital Market

Our Common Stock is listed on the NASDAQ Capital Market under the symbol “VTNR.”

PLAN OF DISTRIBUTION

We are registering for resale by the selling stockholders and certain transferees a total of 16,923,081 shares of common stock, of which 2,257,781 shares are currently issued and outstanding, 8,064,524 shares are issuable upon conversion of 8,064,524 outstanding shares of Series B Preferred Stock (which convert into common stock on a one-for-one basis (subject to adjustments for stock splits and recapitalizations)), 4,032,267 shares are issuable upon exercise of outstanding warrants to purchase 4,032,267 shares of common stock, and 2,568,499 shares are issuable (a) in lieu of accrued dividends on the Series B Preferred Stock; or (b) upon conversion of Series B Preferred Stock issued in-kind in lieu of accrued dividends on the Series B Preferred Stock. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock. If the shares of common stock are sold through broker-dealers or agents, the selling stockholder will be responsible for any compensation to such broker-dealers or agents.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.

The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders will sell their shares of common stock subject to the following:

•
all or a portion of the shares of common stock beneficially owned by the selling stockholders or their perspective pledgees, donees, transferees or successors in interest, may be sold on the over-the-counter market, any national securities exchange or quotation service on which the shares of our common stock may be listed or quoted at the time of sale, in the over-the counter market, in privately negotiated transactions, through the writing of options, whether such options are listed on an options exchange or otherwise, short sales or in a combination of such transactions;

•	each sale may be made at market price prevailing at the time of such sale, at negotiated prices, at fixed prices or at carrying prices determined at the time of sale;

•
some or all of the shares of common stock may be sold through one or more broker-dealers or agents and may involve crosses, block transactions or hedging transactions. The selling stockholders may enter into hedging transactions with broker-dealers or agents, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions or loan or pledge shares of common stock to broker-dealers or agents that in turn may sell such shares; and

•
in connection with such sales through one or more broker-dealers or agents, such broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and may receive commissions from the purchasers of the shares of common stock for whom they act as broker-dealer or agent or to whom they sell as principal (which discounts, concessions or commissions as to particular broker-dealers or agents may be in excess of those customary in the types of transaction involved). Any broker-dealer or agent participating in any such sale may be deemed to be an “underwriter” within the meaning of the Securities Act and will be required to deliver a copy of this prospectus to any person who purchases any shares of common stock from or through such broker-dealer or agent. We have been advised that, as of the date hereof, none of the selling stockholders have made any arrangements with any broker-dealer or agent for the sale of their shares of common stock.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profits realized by the selling stockholders and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. A selling stockholder may also transfer, devise or gift the shares of common stock by other means not covered in this prospectus in which case the transferee, devisee or giftee will be the selling stockholder under this prospectus.

If required at the time a particular offering of the shares of common stock is made, a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-deals or agents, any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will bear all expenses of the registration of the shares of common stock including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with the state securities of “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreement or the selling stockholder will be entitled to contribution. We will be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholders for use in this prospectus, in accordance with the related securities purchase agreement or will be entitled to contribution. Once sold under this registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated balance sheets of the Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years ended December 31, 2014, appearing in the Company’s Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2014 have been audited by LBB & Associates Ltd., LLP, as set forth in their report thereon, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

The financial statements of Heartland incorporated in this prospectus by reference to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on February 19, 2015, which comprise the balance sheets of Heartland as of February 22, 2014 and February 23, 2013, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements; and the audit of the interim financial statements of Heartland, which comprise the balance sheet as of December 5, 2014, and the related statements of operations, changes in members’ equity (deficit), and cash flows for the nine-month period then ended, and the related notes to the financial statements, have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, and have been so incorporated in reliance of such report of BKD, LLP given as experts in accounting and auditing.

 LEGAL MATTERS

The validity of the securities offered by this prospectus have been passed upon for us by The Loev Law Firm, PC. David M. Loev, the President and sole owner of The Loev Law Firm, PC, beneficially owns 7,500 shares of common stock and stock options to purchase 10,000 shares of our common stock at an exercise price of $1.20 per share, of which all of such options have fully vested, and which options have a term of 10 years and expire in May 2018.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov and on the “Investor Relations,” “SEC Filings” page of our website at www.vertexenergy.com. Information on our web site is not part of this prospectus, and we do not desire to incorporate by reference such information herein. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC like us. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The securities offered under this prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus regardless of the time of delivery of this prospectus, or any sale of the securities.

This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings and documents. You should review the complete document to evaluate these statements.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. The following documents filed with the SEC are hereby incorporated by reference in this prospectus; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 31, 2015 and Amendment No. 1 thereto filed with the SEC on April 15, 2015;

•	Our Definitive Proxy Statement on Schedule 14A for our 2015 Annual Meeting of Shareholders, filed with the SEC on July 24, 2015;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015, filed with the SEC on May 19, 2015;

•
Our Current Reports on Form 8-K and Form 8-K/A (other than information furnished rather than filed) filed with the SEC on January 15, 2015; February 19, 2015; March 6, 2015; March 31, 2015; April 1, 2015; May 1, 2015; May 5, 2015; May 19, 2015; June 16, 2015; June 19, 2015; June 24, 2015; and June 30; 2015;

•	Our Current Report on Form 8-K/A (and the financial statements and notes to financial statements included as exhibits thereto) filed with the SEC on February 19, 2015; and

•
The description of our common stock contained in our Registration Statement on Form 8-A, filed with the SEC on February 12, 2013 (File No. 001-11476) pursuant to Section 12(b) of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

These documents contain important information about us, our business and our financial condition. Copies of documents incorporated by reference, excluding exhibits except to the extent such exhibits are specifically incorporated by reference, are available from us without charge, upon oral or written request to:

Vertex Energy, Inc.
1331 Gemini Street, Suite 250
Houston, TX 77058
Attn: Chris Carlson, Secretary
chrisc@vertexenergy.com
Phone: (866) 660-8156
Fax: (281) 754-4185

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

We maintain an Internet website at www.vertexenergy.com where the incorporated reports listed above can be accessed. Neither this website nor the information on this website is included or incorporated in, or is a part of, this prospectus.

VERTEX ENERGY, INC.

___________________________________

16,923,081 Shares of Common Stock
___________________________________

PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.